August 7, 2009
Mr. Rufus Decker

Accounting Branch Chief,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington
,
DC

20549
,

USA
.
Dear Mr. Decker,
Thank you for your letter to Glenn A. Culpepper dated July 2, 2009 setting forth comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2008 (the "2008 Form 20-F") (File Number 001-32846) of CRH plc ("CRH" or the "Company").
To facilitate the Staff's review of our response, we have included in this letter the caption and numbered comments from the Staff's comment letters in italicized text, and have provided our response immediately following each comment.
Form 20-F for Fiscal Year Ended December 31, 2008
General

1.

Please correct your commission file number on the cover of your periodic and current filings to read 001-32846 in your future filings. This file number was assigned in conjunction with your filing of the Form 8-A registration statement on March 24, 2006.

Response:
We will include the correct file number in future filings.

2.

Please insert a small-scale map in future filings, showing the locations of your properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. If appropriate you may consolidate your mines or quarries around common processing facilities, if several mines supply that plant or facility with feedstock materials. Please group your mining properties in a similar manner to your operating divisions and please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
Response:
We note that as a foreign private issuer, CRH is subject to the requirements of Item 4 of Form 20-F rather than Item 102 of Regulation S-K. Item 4.D applies in the case of an extractive enterprise and we do not believe that the activities of CRH qualify for recognition under this category.
CRH is a diversified international building materials group which manufactures and distributes building materials from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers, the Group is organised into four Divisions comprising Europe Materials, Europe Products & Distribution, Americas Materials and Americas Products & Distribution.
Furthermore, Item 4.D requires more detailed information such as maps "[i]f individual properties are of major significance". We do not consider that any individual property of the group is of major significance to CRH given that the largest individual property represented approximately 0.8% of consolidated Group mineral-bearing land at year-end 2008 and 0.5% of consolidated Group revenue for the 2008 financial year.

3.

Supplementary provide us with a description of your reserve estimation procedures by general material type and how these reserve definitions are applied to your properties. In the event you have a corporate a policy, guidance, and/or instructions to your divisions and/or operational groups regarding resource/reserve estimation procedures that would address our request.

Response:
The Group's reserves for the production of primary building materials (which encompass cement, lime, aggregates (stone and sand & gravel), clay products, asphalt and readymixed and precast concrete) fall into a variety of categories spanning a wide number of rock types and geological classifications.
Reserve estimates are subject to annual review by each of the relevant operating entities across the Group; please see the response to Comment 5 below for further detail. The estimation process distinguishes between owned and leased reserves segregated into permitted and unpermitted as appropriate and includes only those reserves which are proven and probable.
The term "permitted" reserves refers to those tonnages which can currently be mined without any environmental or legal constraints. Permitted owned reserve estimates are based on estimated recoverable tons whilst permitted leased reserve estimates are based on estimated total recoverable tons which may be extracted over the term of the lease contract.
Proven and probable reserve estimates are based on recoverable tons only and are thus stated net of estimated production losses with required slopes/benches being factored into the computation. In order for reserves to qualify for inclusion in the "proven and probable" category, the following conditions must be satisfied:
  The reserves must be homogeneous deposits based on drill data and/or local geology.
  The deposits must be located on owned land or on land subject to long-term lease.
We will elaborate on the above issues in our 2009 Annual Report on Form 20-F with a view to enhancing the quality and clarity of the disclosures currently provided.

4.

High quality & purity limestone is generally defined by the calcium carbonate (CaCO3) content, percentage or another appropriate measurement. Please indicate whether this quality measure applies to your limestone property reserves and in future filings disclose the appropriate quality measurement for your mining operations.

Response:
In its Materials (and, to a lesser extent, its Products) activities in Europe and the United States, CRH is engaged in the production of cement, lime, aggregates (stone and sand & gravel), clay products, asphalt and readymixed and precast concrete; aggregates are extracted from owned and leased quarries and pits both for internal use and for sale to third-parties in crushed/processed form.
Whilst high-quality and high-purity limestone can be sold at a premium in a very limited number of instances and is of relevance in the production of agricultural and chemical lime, it constitutes a very immaterial part of the Group's overall reserves and is, in consequence, not a core characteristic in reserves calculations. As most of the Group's reserves have some quality deviations within the active mining zone, the operating entities do not endeavour to segregate and report the various components.
High-quality and high-purity limestone (calcium carbonate; CaCO
3
) is not, per se, at the point of mining, quarrying or extraction an essential quality parameter. The cement manufacturing process can accommodate a wide variety of lower-grade silica-bearing limestone; in the context of lime production, appropriate screening and separation processes can differentiate raw materials on a quality basis dependent on the particular production/processing requirements. The high-quality definition is not of relevance to our extractive activities.
Based on the above and our understanding of the definition of high-quality and high-purity limestone, we believe that no further detail is required in future filings.

5.

In future filings, please disclose the extent your reserve estimates have been reviewed by third parties, your corporate staff, or your company engineers. If you have not used any third parties to review your reserves within the last three years, please disclose this fact.

Response:
Reserve estimates are generally prepared by third-party experts (i.e. geologists or engineers) prior to acquisition; this procedure is a critical component in the Group's due diligence process in connection with any acquisition.
Subsequent to acquisition, estimates are typically updated by company engineers and/or geologists and are reviewed by corporate and/or Divisional staff. However, where deemed appropriate by management, in the context of large or strategically important deposits, the services of third-party consultant geologists and/or engineers may be employed to validate reserves quantities outside of the aforementioned due diligence framework on an ongoing basis.
Therefore, except in the case of acquisitions undertaken in the preceding three years and those specific instances where third-party review was considered to be necessary, the Group's reserves are validated by internal specialist review under the guidance of corporate and/or Divisional staff; this would apply to the majority of the Group's reserves. In those instances where third-party review is not obtained, initial drillings and estimates should remain valid if appropriately adjusted for subsequent production and production loss estimates in line with the Group's policies and procedures for such adjustments.
In future filings, we will confirm that the Group has not employed third-parties to review reserves over the preceding three-year period other than in business combination activity and specific instances where such review was warranted.

6.

You disclose that you have aggregate reserves sufficient for many years production. Industry Guide 7 requires that you disclose material information concerning production, reserves, locations and the nature of your mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 may be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7. In future filings please disclose the following information in a table for your mines or quarries. Please group your mining properties in a similar manner to your operating divisions and indicate the following in your future filings:

•	Number of quarries, mines, and processing facilities

•	Location and type of facility

•	Indicate the total acreage of your properties that are owned compared to those which are leased

•	Total proven and probable reserves

•	Reserve quality information, if that is applicable

•	Material types or salable product produced

•	Annual production and plant capacity

•	Number of years until reserve depletion at current production rates.

Please include only material that can be produced during the life of the lease for reserves that are leased. Also include only those materials that have environmental permits for extraction.
Response:
We will provide the data and information requested in the Staff's comment in our 2009 Form 20-F and will ensure that the caveats expressed at the end of the Comment concerning leased reserves and extraction permits are correctly applied. We believe that the instruction concerning "reserve quality information" will not be applicable given the observations made above in relation to high-quality and high-purity limestone.
By way of illustration, we enclose a draft disclosure in Appendix 1 to this Letter segmented between our materials activities in Europe and the
Americas
.
Operating and Financial Review and Prospects, page 27
Critical Accounting Policies, page 51
Property, Plant and Equipment, page 52
Impairment of Long-Lived Assets and Goodwill, page 53

7.

You have recognized impairments related to property, plant and equipment during the year ended December 31, 2008. In the interest of providing readers with a better insight into management’s judgments in accounting for property, plant and equipment, goodwill and intangible assets, please consider disclosing the following in future filings:

•

How you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	How you assigned assets, liabilities, deferred taxes and goodwill to reporting units or cash-generating units identified;

•

Each of the valuation methodologies used to value goodwill and other intangible assets (we note the reference to value-in-use and discounted cash flow model), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis;

•	How you determine the appropriate discount rates (weighted average cost of capital) and terminal values to apply in your intangible asset impairment analysis;

•

The significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Response:
The impairment to which the Staff refers amounted to €14 million and represented 0.2% of the net book value of property, plant and equipment at year-end 2007 and year-end 2008; accordingly, given the immateriality of the amount involved, we did not make the disclosures referred to. In the event that a material impairment of property, plant and equipment is recognised in the future, we will provide the disclosures listed in the Staff's comment, where relevant.
With regard to the first bullet point in the Staff's comment, we refer to the accounting policy governing the impairment of property, plant and equipment and the discussion provided therein (pages F-12 and F-13). As stated in the accounting policy, the carrying values of property, plant and equipment are reviewed for potential impairment at each reporting date and are subject to impairment testing when the indicators outlined in paragraphs 12 and 14 of IAS 36
Impairment of Assets
apply; these indicators are supplemented by asset-specific indicators, where relevant. However, having reviewed Note 13 to the consolidated financial statements, we have decided to include, in future filings regardless of materiality, an additional paragraph beneath the "
borrowing costs
" paragraph on page F-39 to address the issues to which the Staff refers; our planned disclosure is as follows:
Property, plant and equipment assets are reviewed for potential impairment at each reporting date by applying a series of external and internal indicators specific to the assets under consideration; these indicators would encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes inter alia. In the event that there is an indication that an asset (or collection of assets) may be impaired, the Group measures the potential impairment using a discounted cash flow technique and records an impairment where the recoverable amount (being the higher of fair value less costs to sell and value-in-use) is less than the carrying amount.
In evaluating the goodwill and intangible assets disclosures provided by CRH in its 2008 Annual Report on Form 20-F, we refer to pages F-42 to F-44 inclusive, as identified in the critical accounting policies discussion on page 53. Whilst we believe that the issues highlighted in the third, fourth, fifth and seventh bullet points are largely addressed by the disclosures made on pages F-43 and F-44, we will expand/clarify our disclosures in our 2009 Form 20-F to encompass the following:
  Bullet point 2: We will state how all assets, liabilities, deferred taxes and goodwill have been assigned to each of the "goodwill" CGUs (27 at year-end 2008) including corporate amounts which have been allocated on a reasonable and consistent basis. We will note that investments accounted for using the equity method have not been allocated given that such investments fall to be assessed for impairment under IAS 39
  Financial Instruments: Recognition and Measurement
  .
  Bullet point 3: Expansion of the first sentence beneath the heading "
  impairment testing methodology and results
  " on page F-43 to state that the value-in-use computation described in detail is the only methodology applied and that value-in-use has been selected due to the impracticability of obtaining fair value less costs to sell measurements for each reporting period.
  Bullet point 4: We will confirm that the weighted average cost of capital has been arrived at using the Capital Assets Pricing Model and that the 20-year annuity-based terminal value used in goodwill impairment testing is in compliance with the Group's acquisition modelling methodology.
  Bullet point 5: We believe that the significant estimates and assumptions used in impairment assessment are adequately addressed by the second paragraph on page F-43 and the additional detail provided under the heading "
  key sources of estimation uncertainty
  " on page F-44. We also believe that the sensitivity analyses on the key assumptions provided at the end of the note on page F-44, in compliance with IAS 36, provide a reliable indication of the relative importance of the key assumptions made and the magnitude of any sensitivities stemming from changes in those assumptions. We will, in future filings, distinguish between the key assumptions made in terms of sensitivity and subjectivity.
  Bullet point 6: To the extent that any changes are made as regards assumptions or methodologies, we will provide the relevant disclosures as requested in the Staff's comment.
  Bullet point 7: In respect of those cash-generating units where carrying value was close to recoverable amount, we will supplement the existing disclosure in relation to the quantum of goodwill residing in such units to include reference to the aggregate carrying value.
Pension and Other Post-Retirement Benefits, page 53

8.

Your disclosures show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a substantial reduction in the percentage of your pension plan assets invested in equity securities. Please discuss the impact of the above factors on the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain why you believe that the increase in your expected long-term rates of return, especially for equities, is appropriate for 2008 in light of your target asset allocations and current asset allocations at December 31, 2008.

Response:
As summarised in Note 28 to the consolidated financial statements, the increase in the net deficit on the Group's defined benefit pension schemes and other post-retirement benefits was largely attributable to a market-related decline of €364 million (and, to a lesser extent, a currency-related decline of €40 million) in the bid value of the assets in the various defined benefit pension schemes operated by the Group. The reduction in the proportion of assets invested in equities resulted from market movements in equity valuations relative to other asset classes rather than a decision to alter the asset investment mix.
Based on the relationships between the discount rates employed in the valuation of the schemes' liabilities in 2007 and 2008 and the resultant scheme liabilities, the service cost and interest cost in the consolidated financial statements for the 2009 financial year are not expected to exhibit material movement from those arising in the 2008 financial year and disclosed on page F-66.
As required by IAS 19
Employee Benefits
, the expected return on assets figures disclosed in the 2008 column of the relevant table on page F-65 will be applied in computing the income statement impact in the 2009 financial year. The expected return on scheme assets figure of €113 million disclosed on page F-66 has therefore been arrived at through applying the expected return percentages disclosed in the comparative column of the table on page F-65 to the actual
 (as opposed to target) assets in existence as at 1 January, 2008 (circa €1.8 billion in aggregate); the increases of one percentage point in the assumed return on equities in each of the four jurisdictions presented will, given the significant reduction in equity values as at 31 December, 2008 versus 31 December, 2007, lead to a decline of approximately €30 million in the expected return on scheme assets figure for inclusion in the 2009 consolidated financial statements.
With reference to the expected returns on equities quoted on page F-65, the aforementioned increases of one percentage point took account of the magnitude of the decline in equity values internationally during the 2008 financial year and the expectation that those levels would not be representative of expected market values in the long-term. The equity return assumptions for the 2009 financial year have been arrived at through application of a higher equity risk premium over treasuries/sovereign gilts/government bonds in the various currency zones than would have been the case historically.
In relation to the defined benefit pension schemes in operation in the Republic of Ireland and Britain and Northern Ireland, which collectively account for approximately 60% of reported assets and liabilities, future pension contributions are determined by the separate triennial actuarial valuation exercises for funding purposes referred to Note 28 under the heading "actuarial valuations - funding requirements" rather than the annual IAS 19 valuations. As disclosed on page F-70, anticipated employer contributions payable in the 2009 financial year (expressed using average exchange rates for 2008) amount to €55 million in aggregate; the equivalent figure for the 2008 financial year was €59 million.
A number of actuarial valuation exercises are currently underway in respect of certain of the Group's schemes in the Republic of Ireland and Britain and Northern Ireland; the results of these valuations are not currently available but the past service funding deficits which are anticipated to emerge, which stem to a large extent from the substantial declines in asset values in 2008, are expected to give rise to increased annual funding commitments in the 2010 financial year and thereafter.
In the light of the Staff's comments, we will expand the equivalent disclosures in the 2009 Form 20-F (i.e. Item 5 and the "F" pages) as follows with the objective of achieving greater clarity concerning the mechanism through which the expected return on assets figures have been determined and the linkage between those figures and the respective asset mix targets contained in the Group's investment strategy:
The methodology applied in relation to the expected returns on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of a risk premium (which varies by jurisdiction) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the aforementioned jurisdictions are driven by the fact that the majority of the Group's schemes hold an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not material.
In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the various defined benefit pension schemes in operation.
Liquidity and Capital Resources, page 54
Borrowings and Credit Facilities, page 59

9.

In future filings, please clearly disclose whether you are in compliance with all loan covenants. On pages 29 and F-55, your disclosures indicate that your major bank facilities and debt issued pursuant to note purchase agreements require you to maintain a ratio of EBITDA/net interest of no lower than 4.5 times for the twelve-month periods ended June 30 and December 31. Please disclose here or elsewhere in future filings, the specific terms of any other material debt covenants in your debt agreements. For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within the applicable grace periods or any cross default provisions in your debt agreements.

Response:
We will provide disclosure as requested with respect to any material debt covenants in future filings of Form 20-F and we will definitively confirm whether we are in full compliance will all covenants in existence at the balance sheet date. We will also provide disclosure that addresses the required and actual ratios under material debt covenants and any consequential reconciliations to IFRS.
We will also, in future 20-F filings, address the existence of any stated events of default which would permit the lenders to accelerate debt repayments if not rectified within contractually-determined applicable periods of grace and the existence of any cross-default provisions and the implications thereof. We propose expanding the "lender covenants" disclosure on page F-55 of the 2008 Form 20-F in these respects.
Part II
Item 15 - Controls and Procedures, page 96
Management's Report on Internal Control Over Financial Reporting, page 96

10.

We note the description of internal control over financial reporting in the second sentence of the first paragraph. This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. Specifically, this description departs from the definition provided in the rules by not identifying the policies and procedures set forth in the rules. Please revise accordingly in future filings.

Response:
In future 20-F filings, we will revise the description of our internal control over financial reporting to include the description of policies and procedures set forth in Rule 13a-15(f).
The following is our proposed addition to the detail already provided in the first paragraph of the section entitled "Management's Report on Internal Control over Financial Reporting" (Item 15):
The policies and procedures in place as regards internal control over financial reporting pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Group's assets and are designed to accomplish the following:
a.  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Consolidated Financial Statements in accordance with generally accepted  accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and Directors.
b.
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group's assets that could have a material effect on the Consolidated Financial Statements.
Item 19 - Exhibits, page 104

11.

We note that the Performance Share Plan discussed on page 77 is not filed as an exhibit to the annual report. To the extent that you have relied on 4(c)(iv) of the Instructions as to Exhibits in Form 20-F to not have filed this exhibit, please confirm this fact.

Response:
We are not relying on Instruction 4(c)(iv) because the Performance Share Plan (the "Plan") is not available to all employees. We note that the Plan is neither publicly filed nor publicly disclosed.
In connection with the annual general shareholders' meeting ("AGM") to approve the Plan in 2006, shareholders were informed that they could view the Plan in person at CRH's offices in
Dublin
 and at the offices of Arthur Cox Solicitors in
Dublin
 and UBS in
London
. The Plan rules were available to view from 1 April, 2006 to 3 May, 2006 and at the AGM until the conclusion of the Meeting. The rules were not available to anybody other than a shareholder to view.
Therefore, we believe that Instruction 4(c)(v) permits CRH not to file the Plan as an exhibit to the Form 20-F. Nevertheless, we believe that all material terms of the Plan are disclosed on page 77 of the 2008 Form 20-F.
* * *

In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,
By: _/s/ Myles Lee

Myles Lee
Chief Executive
cc:
    Era Anagnosti, Attorney
        Craig Slivka, Special Counsel
        George K. Schuler, Mining Engineer
        Ernest Green, Staff Accountant
        Nudrat Salik, Staff Accountant
        (Securities and Exchange Commission)

        Kathryn A. Campbell

       (Sullivan & Cromwell LLP)

        Pat O'Neill
       (Ernst & Young)

Appendix 1 - Disclosure under Industry Guide 7
Activities with reserves backing

	Physical location	Number of locations		Property acreage		Reserves [1]			Years to depletion	Percentage of aggregate reserves by rock type			Annual production	Plant capacity
		Quarries /pits	Processing facilities [2]	Owned	Leased	Proven	Probable	Total		Hard rock	Sand & gravel	Other
Europe Materials
Cement	Finland
Ireland
Poland
Switzerland
Other
Aggregates	Finland
Ireland
Poland
Switzerland
Other
Lime	Ireland
Poland
Subtotals

Europe Products
Other (largely clay)	UK
Other
Subtotals

Americas Materials
Aggregates - US	East
West
Subtotals

Americas Products
Other (largely clay)	United States

Group totals

(1)
    Where reserves are leased, the data presented above is restricted to include only that material which can be produced over the life of the contractual commitment inherent in the lease; the totals shown pertain only to amounts which are proven and probable.
      (2)
    The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.